EXHIBIT 99.1

Consent of Independent Auditor

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2014 of Pretium Resources Inc. of our report dated March 3, 2015, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in this Annual Report.

We also consent to the incorporation by reference in the Registration Statement on Form F-10 (No. 333-197304) of Pretium Resources Inc. of our report dated March 3, 2015 referred to above.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia

March 31, 2015